UNITED STATES OF AMERICA
                        SECURITITES AND EXCHANGE COMISION
                              Washington D.D. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 or 15d-16
                   OF THE SECURITIES AND EXCHANGE ACT OF 1934

                           For the month of March 2005

                                  QUINENCO S.A.
               (Exact name of registrant as specified in charter)

                                 QUINENCO, INC.
                 (Translation of registrant's name into English)

                                  Quinenco S.A.
                        Enrique Foster Sur 20, 14th Floor
                           Santiago, Republic of Chile

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12(g)3-2(b) under the Securities Act of 1934

                                 Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12(g)3-2(b): ______________

The following document is being filed with this 6-K report and is attached hereto.

Press Release announcing Quinenco's fourth quarter and full year 2004 consolidated results

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Fourth Quarter 2004
--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE

For further information contact:
Quinenco S.A.
Cindi Freeman-IRO
(56-2) 750-7221
E-mail: cfreeman@lq.cl

                    QUINENCO S.A. ANNOUNCES 2004 CONSOLIDATED
                       FOURTH QUARTER AND YEAR END RESULTS

(Santiago, Chile, March 16, 2005) Quinenco S.A. (NYSE:LQ), a leading Chilean business conglomerate, announced today its consolidated financial results in Chilean GAAP, for the fourth quarter and year ended December 31, 2004.

Consolidated financial results are presented in accordance with Chilean GAAP. All figures are presented in constant Chilean pesos and have been adjusted to reflect the effects of inflation (2.5% year-over-year). Figures in US$ have been converted from Chilean pesos (Ch$) at the observed exchange rate on December 31, 2004 (Ch$557.40 = US$1.00) and are only provided for the reader's convenience.

--------------------------------------------------------------------------------
                                 2004 HIGHLIGHTS

- Consolidated sales rose by 4.4% in 2004 to Ch$382,511 million (US$686.2 million), mainly attributable to Madeco's revenues, which experienced growth of 33.0%, the effect of which was partially offset by the divesture of Lucchetti Chile in March 2004.

- Operating income benefited from the improvement in Madeco's performance, increasing by 108.2% to Ch$27,197 million (US$48.8 million) in 2004.

- The contribution from operating companies to Quinenco's net income in 2004 reached Ch$63,470 million (US$113.9 million), up 35.4% from 2003.

- Net income amounted to Ch$23,353 million (US$41.9 million) in 2004. Net income reflects the strong operating gains achieved by group companies as well as a reduction in non-operating results due to the absence of non-recurring income of Ch$36, 936 million (US$66.3 million) reported by Quinenco in 2003 in connection with an arbitration settlement from its ex-partners in CCU.

- Earnings per ordinary share amounted to Ch$21.63 (US$0.04) and Ch$216.28 (US$0.39) per ADR in 2004.
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                                                                    Page 1 of 19
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QUINENCO S.A.
Enrique Foster Sur N(O) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Fourth Quarter 2004
--------------------------------------------------------------------------------

GROUP HIGHLIGHTS - FOURTH QUARTER 2004 AND SUBSEQUENT EVENTS

Almacenes Paris

On March 7, 2005, Quinenco, through its subsidiary, Inversiones Rio Azul S.A., Consorcio Financiero S.A. and Parque Arauco S.A, launched a tender offer for 27.3% of the outstanding shares of Almacenes Paris, one of Chile's largest retail department store chains. The tender offer, which will conclude on April 6, 2005, consists of the offer to purchase 164,000,000 shares of Almacenes Paris at Ch$900 per share. At the conclusion of the tender offer and assuming it is successful, Rio Azul, Consorcio Financiero and Parque Arauco would have an interest in Paris of 20.1%, 20.1% and 10%, respectively, for a total of 50.2% of the outstanding shares. The total acquisition price of the tender offer is Ch$147,600,000,000 (equivalent to US$251.1 million on March 7, 2005). The tender offer would be financed with internal resources of the three parties and if necessary, by funds obtained from the offerer's shareholders.

Quinenco, through Rio Azul, currently holds an 11.41% interest in Paris. This interest was acquired in October 2004 through the purchase of 68,489,407 shares at Ch$514 pesos per share for a total of Ch$35,398 million.

CCU

On February 21, 2005, CCU announced that it was negotiating a strategic alliance with Control, one of the leading pisco producers in Chile. This association was approved by Control's assembly on March 12, 2005. As a result, CCU's subsidiary, Pisconor and a subsidiary of Control will form a new company with an estimated 50% share of the Chilean pisco market.

Indalsa- Lucchetti Peru

On February 7, 2005, the International Centre for Settlement of Investment Disputes in Washington DC (ICSID) ruled that it had no jurisdiction over arbitration proceedings between Lucchetti Peru and the Peruvian government. Lucchetti Peru is at present analyzing its legal options in this case.

Banco de Chile

On January 21, 2005, Banco de Chile announced that the Office of the Comptroller of the Currency (OCC) was conducting a targeted examination of its New York branch to determine its compliance with the US Bank Secrecy Act and anti-money laundering requirements. Simultaneously, the Federal Reserve Bank of Atlanta is conducting a similar review of the Miami branch. The bank has reported that these investigations are likely to result in supervisory actions, although the nature and extent of such actions cannot be determined at this time.

Madeco

During the last quarter of 2004, Madeco's main executives were granted shares of Madeco in accordance with the company's stock incentive program. Madeco's total outstanding subscribed and paid shares increased from 4,259,045,163 to 4,441,192,887. As a result, Quinenco participation in Madeco decreased from 53.4% to 51.2%.

Extraordinary Shareholders' Meeting Held on November 5, 2004

On November 5, 2004, Quinenco held an extraordinary shareholders' meeting to approve a reduction in the number of members of the board from nine to seven. The composition of Quinenco's Board is now as follows: Guillermo Luksic, Andronico Luksic, Jean-Paul Luksic, Gonzalo Menendez, Hernan Buchi, Juan Andres Fontaine and Matko Koljatic. All of these board members had served on the Board prior to the extraordinary shareholders' meeting.

Quinenco's Financial Sector Subsidiary Places Bonds in the Local Market, Raising UF7,000,000

On October 28, 2004, LQ Inversiones Financieras (LQIF), a wholly-owned subsidiary of Quinenco and the holding company which owns a controlling interest in Banco de Chile, issued bonds for UF7,000,000 (equivalent to approximately US$196 million on the placement date) in the Chilean market. The proceeds from the bond issue were used to refinance existing debt.


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QUINENCO S.A.
Enrique Foster Sur N(O) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Fourth Quarter 2004
--------------------------------------------------------------------------------

                             Net Income Contribution

-----------------------------------------------------------------------------------------------------------------------------------
                                 Quinenco's                                                    Full Year    Full Year    Full Year
                                ownership %     4Q 2003      3Q 2004      4Q 2004     4Q 2004       2003         2004         2004
Sector/Company                   12/31/2004        MCh$         MCh$         MCh$        MUS$       MCh$         MCh$         MUS$
-----------------------------------------------------------------------------------------------------------------------------------
Financial Services:
Banco de Chile (1)(3)                  53.5%      8,320       11,549        9,018        16.2     38,998       45,612         81.8
-----------------------------------------------------------------------------------------------------------------------------------
Food & Beverage:
CCU (4)                                30.8%      5,720        1,616        7,217        12.9     17,073       13,985         25.1
Indalsa (Ex-Lucchetti) (1)             97.0%     (1,342)        (805)      (2,402)       (4.3)    (2,082)      (3,962)        (7.1)
-----------------------------------------------------------------------------------------------------------------------------------
Telecommunications:
Telsur (1)                             73.7%      1,656        1,206        1,362         2.4      5,604        5,053          9.1
Entel (2)                               5.7%        916           21        1,123         2.0      3,499        2,695          4.8
-----------------------------------------------------------------------------------------------------------------------------------
Manufacturing:
Madeco (1)                             51.2%     (6,351)       1,563          397         0.7    (10,984)       4,615          8.3
-----------------------------------------------------------------------------------------------------------------------------------
Other operating companies                        (1,210)         (83)      (3,537)       (6.3)    (5,246)      (4,528)        (8.1)
-----------------------------------------------------------------------------------------------------------------------------------
Total operating companies                         7,709       15,067       13,178        23.6     46,862       63,470        113.9
-----------------------------------------------------------------------------------------------------------------------------------
Quinenco & holding companies                    (10,447)      (9,093)     (11,090)      (19.9)    (8,225)     (40,117)       (72.0)
-----------------------------------------------------------------------------------------------------------------------------------
Total                                             2,738        5,974        2,088         3.7     38,637       23,353         41.9
-----------------------------------------------------------------------------------------------------------------------------------

The figures provided in the above table correspond to Quinenco's proportionate share of each company's net income (loss).

(1)   Operating company in which Quinenco has direct or indirect control.

(2)   Operating company in which Quinenco holds a minority interest.

(3) As a consequence of the share repurchase that Banco de Chile carried out in early 2004, Quinenco's dividend rights in the bank increased from 29.2% to 29.9% and voting rights increased from 52.2% to 53.5%. Ownership % in the above table corresponds to voting rights in Banco de Chile.

(4) Operating company which is controlled jointly between Quinenco and Heineken Int'l (through a shareholders' agreement).

Net Income - Full Year 2004

Quinenco reported net income of Ch$23,353 million (US$41.9 million) in 2004, compared to 2003's net income of Ch$38,637 million (US$69.3 million). 2003 net profit included non-recurring income (included with Quinenco & holding companies) of Ch$36,936 million (US$66.3 million) related to a settlement payment from its ex-partners in CCU, which largely explains the variation between the two years. The reduction in net income was partially offset by a 35.4% increase in the contribution from operating companies, most notably Banco de Chile and Madeco.

Earnings per ordinary share amounted to Ch$21.63 (US$0.04) and Ch$216.28 (US$0.39) per ADR in 2004.

Net Income - 4Q 2004

Quinenco reported net income in the fourth quarter of 2004 which amounted to Ch$2,088 million (US$3.7 million), compared to a net loss of Ch$2,738 million (US$4.9 million) in the fourth quarter of 2003. Quarterly results benefited from a 70.9% increase in the net income contribution from Quinenco's operating companies, the effect of which was partially offset by lower results at the Quinenco corporate level.

The net income contribution from operating companies reached Ch$13,178 million (US$23.6 million), up by Ch$5,469 million (US$9.8 million) from the fourth quarter of 2003. The increase in the quarterly contribution from operating companies was driven by Madeco, whose 4Q 2003 loss was totally reverted and to a lesser extent, Banco de Chile and CCU.

Earnings per ordinary share amounted to Ch$1.93 and earnings per ADR, Ch$19.34 (US$0.03).


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QUINENCO S.A.
Enrique Foster Sur N(O) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Fourth Quarter 2004
--------------------------------------------------------------------------------

                     Consolidated Income Statement Breakdown

------------------------------------------------------------------------------------------------------------------------------------
                                                     4Q 2003        3Q 2004       4Q 2004     4Q 2004       YTD 2003       YTD 2004
Sector/Company                                          MCh$           MCh$          MCh$        MUS$           MCh$           MCh$
------------------------------------------------------------------------------------------------------------------------------------
Revenues
------------------------------------------------------------------------------------------------------------------------------------
Madeco                                                55,024         85,816        74,512       133.7        243,608        342,035
Telsur                                                13,435         13,361        13,597        24.4         52,755         52,940
Indalsa (ex Lucchetti)                                13,932            (11)           (6)         --         60,593          1,090
Quinenco & holding                                     2,975            914           819         1.4          9,358          4,446
------------------------------------------------------------------------------------------------------------------------------------
Total                                                 85,366        100,080        88,922       159.5        366,314        382,511
------------------------------------------------------------------------------------------------------------------------------------
Operating income (loss)
------------------------------------------------------------------------------------------------------------------------------------
Madeco                                                   179          6,162         4,692         8.4          7,643         25,176
Telsur                                                 3,267          3,273         3,293         5.9         12,625         12,561
Indalsa (ex Lucchetti)                                   826           (200)         (229)       (0.4)         2,967           (329)
Quinenco & holding                                    (2,580)        (2,578)       (2,829)       (5.1)       (10,169)       (10,211)
------------------------------------------------------------------------------------------------------------------------------------
Total                                                  1,692          6,657         4,927         8.8         13,066         27,197
------------------------------------------------------------------------------------------------------------------------------------
Non-operating income  (loss)
------------------------------------------------------------------------------------------------------------------------------------
Interest income                                          617            547           290         0.5          3,002          1,962
Share of net income/loss from related co:
Banco de Chile                                         8,319         11,549         9,018        16.2         38,998         45,612
CCU                                                    5,720          1,616         7,217        12.9         17,073         13,985
Entel                                                    916             21         1,123         2.0          3,499          2,695
Other equity investments                                (179)           157        (3,673)       (6.6)          (739)        (3,823)
Other non-op income                                      483            248         1,424         2.6         38,959          6,942
Amortization of GW expense                            (4,879)        (5,171)       (4,997)       (9.0)       (20,597)       (20,572)
Interest expense                                      (6,261)        (5,858)       (7,462)      (13.4)       (36,072)       (28,723)
Other non-op expenses                                (13,834)        (4,000)       (5,294)       (9.5)       (46,889)       (16,006)
Price-level restatement                                1,041            (83)         (894)       (1.6)         1,939           (357)
Foreign exchange gains & losses                         (820)         1,359           642         1.2          1,009            299
------------------------------------------------------------------------------------------------------------------------------------
Total                                                 (8,877)           385        (2,606)       (4.7)           182          2,014
------------------------------------------------------------------------------------------------------------------------------------
Income tax                                                (3)           731          (686)       (1.2)        (2,633)        (1,955)
Extraordinary items                                       --             --            --          --             --             --
Minority interest                                      3,884         (2,085)       (1,083)       (1.9)         3,911         (6,725)
Amortization of negative GW                              566            286         1,536         2.7         24,111          2,822
------------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                     (2,738)         5,974         2,088         3.7         38,637         23,353
------------------------------------------------------------------------------------------------------------------------------------

Revenues - Full Year 2004

Consolidated revenues in 2004 totaled Ch$382,511 million (US$686.2 million), an increase of 4.4% from the Ch$366,314 million (US$657.2 million) reported in 2003. The increase in sales in 2004 was primarily attributable to Madeco's operations, the effect of which was partially offset by Indalsa (ex-Lucchetti) due to the divestment of its Chilean operations in early 2004. Madeco's sales, which rose by 33.0% to Ch$324,035 million (US$581.3 million), were boosted by strong demand for wire and cable and brass mill products.

Consolidated sales in 2004 can be broken down as follows: Madeco (84.7%), Telefonica del Sur (13.8%), Indalsa (ex Lucchetti) (0.3%) and others (1.2%).


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QUINENCO S.A.
Enrique Foster Sur N(O) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Fourth Quarter 2004
--------------------------------------------------------------------------------

Revenues - 4Q 2004

Consolidated revenues for the fourth quarter of 2004 were Ch$88,922 million (US$159.5 million), up by 4.2% from the Ch$85,366 million (US$153.2 million) reported in the fourth quarter of 2003. The increase in consolidated sales was attributable to a 35.4% increase in sales at Madeco, partially offset by the Ch$13,938 million (US$25.0 million) reduction in Indalsa's (ex Lucchetti) sales following the disposal of its Chilean-based operations in March 2004. The increase in Madeco's fourth quarter 2004 sales was primarily attributable to higher sales of its wire and cable and brass mill business units. 4Q 2004 consolidated sales can be broken down as follows: Madeco (83.8%), Telefonica del Sur (15.3%), Indalsa (ex Lucchetti) (0.0%) and others (0.9%).

Operating Income - Full Year 2004

Consolidated operating income was Ch$27,197 million (US$48.8 million) in 2004, up by 108.2% from the Ch$13,066 million (US$23.4 million) reported in 2003. The sharp increase in operating profit for the year was entirely attributable to Madeco's operations, which benefited from strong sales, efficiency gains in production and stable SG&A expenses. The rise in operating income was partially offset by the divestment of Lucchetti's Chilean operations in early 2004 (-Ch$3,296 million, -US$5.9 million).

Operating Income - 4Q 2004

Operating income for the fourth quarter of 2004 was Ch$4,927 million (US$8.8 million), up by Ch$3,235 million (US$5.8 million) from the Ch$1,692 million (US$3.0 million) reported in the fourth quarter of 2003. The sharp increase in consolidated operating income was primarily attributable to Madeco's operations, which benefited from the strong hike in sales as well as improvements in operating profitability and a decline in SG&A expenses.

EBITDA - Full Year 2004

EBITDA amounted to Ch$52,779 million (US$94.7 million) in 2004, compared to Ch$42,558 million (US$76.4 million) in 2003, an increase of 24.0%.

EBITDA - 4Q 2004

EBITDA reached Ch$10,978 million (US$19.7 million) in 4Q 2004, compared to Ch$8,304 million (US$14.9 million) in 4Q 2003, an increase of 32.2% compared to the same period in 2003.

Non-Operating Results - Full Year 2004

Non-operating income amounted to Ch$2,014 million (US$3.6 million) in 2004, compared to non-operating income of Ch$182 million (US$0.3 million) in 2003. The main items included in non-operating results are discussed below:

Proportionate share of net income of equity method investments (net)

Quinenco's proportionate share of net income from equity method investments reached Ch$58,469 million (US$104.9 million), almost unchanged from the Ch$58,831 million (US$105.5 million) reported in 2003. Included with results from equity method investments (net) is Quinenco's proportionate share of Banco de Chile's net income which amounted to Ch$45,612 million (US$81.8 million), an increase of 17.0% over 2003 and the highest in the bank's history. The other main equity investment, CCU, reported a decline in its net profits due to the absence of a non-recurring gain on sale of the disposal of the Croatian brewery, which served to push down profits by 18.1% in 2004, thereby reducing Quinenco's proportionate share to Ch$13,985 million (US$25.1 million). Equity income from Entel amounted to Ch$2,695 million (US$4.8


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QUINENCO S.A.
Enrique Foster Sur N(O) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Fourth Quarter 2004
--------------------------------------------------------------------------------

million), down by 23.0% from 2003 mainly as a consequence of asset and receivable write-offs and inter-connection rate reductions associated with mobile telephone services.

Quinenco reported a loss (net) of Ch$3,823 million (US$6.9 million) on other equity investments, which were mostly composed of a loss of Ch$4,305 million (US$7.7 million) made in connection with its 50% interest in Habitaria. Habitaria's net loss in 2004 (Ch$8,609 million, US$15.4 million) was mainly due to adjustments of property site book values to reflect current market value, based on reappraisals.

Other non-operating income

Other non-operating income amounted to Ch$6,942 million (US$12.5 million), a marked decline from the Ch$38,959 million (US$69.9 million) reported in 2003. The variation is primarily explained by the settlement payment of Ch$36,936 million (US$66.3 million) received by Quinenco from its ex-partner in IRSA, the holding company which controls 61.6% of CCU. Other non-operating income in 2004 was mainly composed of a gross gain on the sale of Lucchetti Chile of Ch$4,070 million (US$7.3 million) (note that the net gain on sale of Lucchetti Chile was Ch$2,946 million, US$5.3 million).

Amortization of goodwill expense

Amortization of goodwill expense amounted to Ch$20,572 million (US$36.9 million) in 2004, varying slightly from the Ch$20,597 million (US$37.0 million) reported in 2003. Goodwill expense is mostly related to the Banco de Chile acquisition in March 2001. Goodwill (net) corresponding to Banco de Chile amounted to Ch$286,109 million (US$513.3 million) as of December 31, 2004 (this includes goodwill of Ch$65,657 million (US$117.8 million) associated with the ex-Banco Edwards acquisition in 1999). Goodwill is amortized over a twenty-year period, using the straight-line method.

Interest Expense

Interest expense in 2004 amounted to Ch$28,723 million (US$51.5 million), a 20.4% decrease compared to the Ch$36,072 million (US$64.7 million) reported in 2003. The decrease is mainly explained by a reduction in the debt level of Indalsa following the sale of its principal business. Likewise, Madeco, Telsur and the holding level all reported lower interest expense during the year due to reduced debt levels and lower prevailing interest rates.

Other non-operating expenses

Other non-operating expenses amounted to Ch$16,006 million (US$28.7 million), compared to Ch$46,889 million (US$84.1 million) in 2003. In 2003, other non-operating expenses included a loss of Ch$21,658 million (US$38.9 million) related to Madeco's capital increase to which Quinenco did not subscribe additional shares. Worth mentioning is that the effect of the non-subscription in 2003 was totally offset by a credit to income for the same amount for additional amortization of negative goodwill associated with Quinenco's interest in Madeco's capital increase. See explanation below - Amortization of Negative Goodwill.

Price-level restatement and foreign currency translation losses

In 2004, the gains specific to foreign currency translation amounted to Ch$299 million (US$0.5 million), compared to gains of Ch$1,009 million (US$1.8 million) in 2003. In 2004, the gains on foreign currency translation mainly relate to the revaluation of the Chilean peso vis-a-vis the US dollar.


                                                                    Page 6 of 19
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QUINENCO S.A.
Enrique Foster Sur N(O) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Fourth Quarter 2004
--------------------------------------------------------------------------------

The price-level restatement loss amounted to Ch$357 million (US$0.6 million) in 2004, compared to a gain of Ch$1,939 million (US$3.5 million) reported in 2003 owing to the increase in the inflation rate used for adjustment purposes from 1% in 2003 to 2.5% in 2004.

Non-Operating Results - 4Q 2004

Quinenco reported non-operating losses of Ch$2,606 million (US$4.7 million) in the fourth quarter of 2004, compared to non-operating losses of Ch$8,877 million (US$15.9 million) in the same quarter of 2003. The main items included in non-operating results are discussed below:

Proportionate share of net income of equity method investments (net)

Quinenco's proportionate share of net income from equity method investments
(net), which includes the results from Banco de Chile and CCU, two of Quinenco's most significant investments, reached Ch$13,685 million (US$24.6 million), compared to Ch$14,776 million (US$26.5 million) in 2003, a decrease of 7.4%. While Quinenco's proportionate share of net income in Banco de Chile, CCU and Entel increased by 8.4%, 26.2% and 22.6%, respectively, its proportionate share of the net loss from other equity investments increased to Ch$3,673 million (US$6.6 million), mainly due to its 50% share of Habitaria's net loss for the fourth quarter of the year as a consequence of the write-down of property values.

Other non-operating income

Other non-operating income was Ch$1,424 million (US$2.6 million), compared to Ch$483 million (US$0.9 million) in the fourth quarter of 2003.

Amortization of goodwill expense

Amortization of goodwill expense amounted to Ch$4,997 million (US$9.0 million) in the fourth quarter of 2004, almost unchanged from the Ch$4,879 million (US$8.8 million) reported in the same period of 2003. Goodwill expense is almost entirely related to the Banco de Chile acquisition in 2001, and to a lesser extent, the Banco Edwards acquisition in 1999 (now kept on the books as Bank of Chile).

Interest Expense

Interest expense for the fourth quarter of 2004 amounted to Ch$7,462 million (US$13.4 million), an increase of 19.2% compared to the same period in 2003. The increase is primarily associated with Madeco's operations as the result of an extraordinary charge of Ch$1,260 million (US$2.3 million) to results for the amortization of goodwill associated with Madeco's Series A bonds, which were prepaid in the last quarter of the year. The increase in interest expense was partially offset by the reduction in Indalsa's (ex-Lucchetti) interest expense which went from Ch$515 million (US$0.9 million) to Ch$4 million (US$7 thousand).

Other non-operating expenses

Other non-operating expenses amounted to Ch$5,294 million (US$9.5 million) compared to Ch$13,834 million (US$24.8 million) in the fourth quarter of 2003, mainly in relation to Madeco's operations. Other non-operating expenses are mainly composed of a write-off of Ch$2,381 million (US$4.3 million) of receivables from Lucchetti Peru and depreciation on assets not in use.


                                                                    Page 7 of 19
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QUINENCO S.A.
Enrique Foster Sur N(O) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Fourth Quarter 2004
--------------------------------------------------------------------------------

Price-level restatement and foreign currency translation losses

Price-level restatement losses amounted to Ch$894 million (US$1.6 million) in the fourth quarter of 2004, compared to gains of Ch$1,041 million (US$1.9 million) in the same period in 2003. In 4Q 2004, price-level restatement losses are mainly due to the increase in the inflation rate used for adjustment purposes of 0.6%.

Gains specific to foreign currency differences amounted to Ch$642 million (US$1.2 million), compared to losses on foreign currency translation of Ch$820 million (US$1.5 million) reported in the fourth quarter of 2003. Foreign currency differences are primarily attributable to Madeco's foreign operations as a result of the revaluation of the Chilean peso vis-a-vis the US dollar in the fourth quarter.

Income Taxes - Full Year 2004

Quinenco reported income taxes in 2004 amounting to Ch$1,955 million (US$3.5 million), compared to income taxes of Ch$2,633 million (US$4.7 million) in 2003.

Income Taxes - 4Q 2004

Quinenco reported income taxes of Ch$686 million (US$1.2 million), compared to income tax expense of Ch$3 million (US$5 thousand) in the same period of 2003. The variation in income taxes mainly corresponded to tax taxes corresponding to Telsur's operations.

Minority Interest - Full Year 2004

In 2004, Quinenco reported a deduction from income of Ch$6,725 million (US$12.1 million), compared to an add-back to income of Ch$3,911 million (US$7.0 million) in 2003 . The variation between the two years is mainly explained by the turnaround in Madeco's net results in 2004. In 2004, minority interest is mainly related to minority shareholders' proportionate share of Madeco's and Telsur's net income reported in 2004.

Minority Interest - 4Q 2004

In the fourth quarter of 2004, Quinenco reported a deduction from income of Ch$1,083 million (US$1.9 million), compared to a credit to income of Ch$3,884 million (US$7.0 million) in 4Q 2003. The amount is mainly related to minority shareholders' proportionate share of Madeco's and Telefonica del Sur's fourth quarter 2004 income.

Amortization of Negative Goodwill - Full Year 2004

Amortization of negative goodwill amounted to Ch$2,822 million (US$5.1 million) in 2004, compared to Ch$24,111 million (US$43.3 million) in 2003. In 2004, negative goodwill amortization mainly corresponded to Quinenco's investment in Madeco and VTR (related to the investment in Entel). In 2003, the amount amortized mostly corresponded to a one-time credit of Ch$21,658 million (US$38.9 million) related to Madeco's capital increases in June and August 2003 to which Quinenco did not subscribe additional shares. Worth mentioning is that this credit offset the loss item included in other non-operating expenses for the same amount, and the net effect on income for the year 2003 was zero.

Amortization of Negative Goodwill - 4Q 2004

Amortization of negative goodwill amounted to Ch$1,536 million (US$2.8 million), compared to Ch$566 million (US$1.0 million) in the fourth quarter of 2003. In 2004, negative goodwill amortization mainly corresponded to Quinenco's investment in Madeco.


                                                                    Page 8 of 19
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur N(O) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Fourth Quarter 2004
--------------------------------------------------------------------------------

     CONSOLIDATED BALANCE SHEET ANALYSIS (vis-a-vis the 3rd quarter of 2004)
                      Condensed Consolidated Balance Sheet

----------------------------------------------------------------------------------------------------
                                                As of           As of          As of         As of
                                               12/31/03        9/30/04        12/31/04      12/31/04
                                                 MCh$            MCh$           MCh$          MUS$
----------------------------------------------------------------------------------------------------
Current assets                                  255,283        242,771        211,568          379.6
Fixed assets                                    333,922        285,773        274,345          492.2
Other assets                                    836,939        798,296        849,785        1,524.5
----------------------------------------------------------------------------------------------------
Total assets                                  1,426,144      1,326,840      1,335,698        2,396.3
----------------------------------------------------------------------------------------------------
Current liabilities                             165,959        207,494        143,903          258.2
Long-term liabilities                           511,544        368,435        448,416          804.5
Minority interest                                98,768        109,015        108,334          194.4
Shareholders' equity                            649,873        641,896        635,045        1,139.2
----------------------------------------------------------------------------------------------------
Total liabilities & shareholders' equity      1,426,144      1,326,840      1,335,698        2,396.3
----------------------------------------------------------------------------------------------------

Current Assets

Current assets decreased 12.9% compared to the third quarter of 2004, mainly as a result of the purchase of Almacenes Paris shares for Ch$35,398 million (US$63.5 million) in October.

Fixed Assets and Other Assets

Fixed assets decreased by 4.0% compared to the third quarter of 2004, mainly due to the effect on Madeco of the revaluation of the Chilean peso vis-a-vis the US dollar on its US dollar held assets and depreciation for the period.

Other assets did not vary significantly from the third quarter of 2004.

Current Liabilities

Current liabilities decreased by 30.6% mainly as a consequence of the debt restructuring carried out by LQIF in the fourth quarter, which replaced short-term with long-term debt.

Long-term Liabilities

Long-term liabilities increased by 21.7% mainly as a consequence of the debt restructuring carried out by LQIF in the fourth quarter, which replaced short-term with long-term debt.

Minority Interest

Minority interest did not vary significantly from the third quarter of 2004.

Equity

Shareholders' equity did not vary significantly from the third quarter of 2004.


                                                                    Page 9 of 19
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur N(O) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Fourth Quarter 2004
--------------------------------------------------------------------------------

Quinenco Corporate Level Debt and Cash

As of December 31, 2004, financial debt with third parties at the corporate level was Ch$347,211 million (US$622.9 million). As of the same date, cash and cash equivalents amounted to Ch$18,600 million (US$33.4 million). The debt to total capitalization ratio at the corporate level was 35.3%.

NAV

As of December 31, 2004, the estimated net asset value (NAV) of Quinenco was US$1.989 billion (Ch$1,027 per share) and market capitalization was US$1.356 billion (Ch$700 per share). The discount to NAV is estimated at 32% as of the same date.

                               [PIE CHART OMITTED]

                              [LINE CHART OMITTED]


                                                                   Page 10 of 19
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur N(O) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Fourth Quarter 2004
--------------------------------------------------------------------------------

SECTOR /OPERATING COMPANY ANALYSIS

FINANCIAL SERVICES SECTOR

The following table details Quinenco's proportionate share of income from investments in the Financial Services sector during 2003 and 2004:

                               FINANCIAL SERVICES

---------------------------------------------------------------------------------------------------------------
                                              Full Year                                   Full Year  Full Year
                        Ownership    4Q 2003       2003    3Q 2004    4Q 2004    4Q 2004       2004       2004
                                %       MCh$       MCh$       MCh$       MCh$       MUS$       MCh$       MUS$
---------------------------------------------------------------------------------------------------------------
Banco de Chile (1)          53.5%      8,320     38,998     11,549      9,018       16.2     45,612       81.8
---------------------------------------------------------------------------------------------------------------

1) As a consequence of the share repurchase that Banco de Chile carried out in 2004, Quinenco's dividend rights in the bank increased from 29.2% to 29.9% and voting rights increased from 52.2% to 53.5%. Ownership % in the above table corresponds to voting rights in Banco de Chile.

                                 BANCO DE CHILE

------------------------------------------------------------------------------------------------------------
                                            Quarter                                  Full Year
------------------------------------------------------------------------------------------------------------
                              4Q 2003       4Q 2004      4Q 2004           2003           2004          2004
                                 MCh$          MCh$         MUS$           MCh$           MCh$          MUS$
------------------------------------------------------------------------------------------------------------
Operating revenues            104,067       121,358        217.7        427,134        469,823         842.9
Provision for loan losses     (17,233)      (20,915)       (37.5)       (61,612)       (73,512)       (131.9)
Operating expenses            (60,427)      (69,847)      (125.3)      (227,557)      (240,302)       (431.1)
Net income (loss)              28,231        30,970         55.6        133,817        152,628         273.8
------------------------------------------------------------------------------------------------------------
Loan portfolio, net                                                   6,411,793      6,888,911      12,359.0
Total assets                                                          9,481,150      9,649,203      17,311.1
Shareholders' equity                                                    713,068        674,533       1,210.1
---------------------------------------------------
Net interest margin              1.0%          3.2%
Net financial Margin             3.9%          4.3%
Efficiency ratio                58.1%         57.6%
ROAE                            16.0%         18.7%
ROAA                             1.2%          1.3%
---------------------------------------------------

Full Year 2004 Results

Banco de Chile reported net income of Ch$152,628 million (US$273.8 million), for the year ended December 31, 2004, surpassing its previous record net income of Ch$133,817 million (US$240.1 million) in 2003. This increase, which represented an increase of 14.1%, was mainly attributable to strong growth in fee income and net financial income.

Operating revenues amounted to Ch$469,823 million (US$842.9 million), up 10.0% from the Ch$427,134 million (US$766.3 million) reported in 2003. Fee income, which accounted for 27.0% of operating revenues in 2004, was the main driver as both the banking and subsidiary businesses experienced important fee income growth. As a result, fee income jumped by 29.1% to Ch$126,842 million (US$227.6 million) in 2004. Likewise, net financial income also contributed to the growth in operating revenues, increasing by 7% or Ch$22,712 million (US$40.7 million) to Ch$346,132 million (US$621.0 million). Net financial income, which is the sum of net interest income and net FX transactions, grew as a result of a 2.2% increase in average interest earning assets, higher loan spreads, an


                                                                   Page 11 of 19
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur N(O) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Fourth Quarter 2004
--------------------------------------------------------------------------------

increase in the inflation rate (2.5% in 2004 vs. 1.0% in 2003), a better funding mix and recovery of previously charged-off loans. The increase in operating revenues was partially offset by a net loss on sales of financial instruments of Ch$3,151 million (US$5.7 million).

Provisions for loan losses increased by 19.3% to Ch$73,512 million (US$131.9 million), mainly attributable to a 7.4% growth in the loan portfolio and to the downgrading of a number of corporate clients in the construction sector.

Operating expenses increased by 5.6% to Ch$240,302 million (US$431.1 million) compared to 2003, primarily due to higher personnel and administrative expenses associated with a higher headcount and variable compensation packages. Despite the increase in operating expenses in 2004, Banco de Chile's efficiency ratio (measured as operating expenses to operating revenues) improved to 51.2% for the twelve month period ended December 31, 2004, compared to 53.3% in 2003.

Price-level restatement losses totaled Ch$7,466 million (US$13.4 million) compared to price-level restatement losses of Ch$4,137 million (US$7.4 million) reported in 2003. The losses in 2004 reflect the higher inflation experienced during the period (2.5% adjustment).

Income taxes increased from Ch$14,250 million (US$25.6 million) to Ch$18,349 million (US$32.9 million) due to a higher income tax base in 2004 and the rate hike of 0.5% which was implemented in 2004.

As of December 2004, the Bank's loan portfolio had grown by to Ch$6,888,911 million (US$12,359 million). Loan portfolio growth was driven by increases in other outstanding loans, commercial loans and contingent loans, all of which were stimulated by the favorable economic conditions which prevailed in 2004.

Banco de Chile was the second ranked bank in the country (in terms of loans) with a market share of 17.6% according to information published by the Chilean Superintendency of Banks for the period ended December 31, 2004. Its return on capital and reserves for the twelve-month period was 29.2%, the highest in the Chilean financial system. The local financial system as a whole reported a return on capital and reserves of 16.7% in 2004, according to the same source.

4Q 2004 Results

Operating revenues increased by 16.6% to Ch$121,358 million (US$217.7 million) in the fourth quarter of 2004. The increase in operating revenues was mainly due to a 29.3% jump in fee income earned during the fourth quarter of the year and a 15.8% increase in net financial income, the effects of which were partially offset by a loss on the sales of financial instruments.

Fee income, which reached Ch$35,132 million (US$63.0 million), equivalent to 28.9% of total operating revenues, increased as a result of higher fee income associated with banking services (an increase of 33.7%) as well as subsidiary non-banking services, particularly fund management (an increase of 38.3%) and stock brokerage services (+35.2%). Operating income was also boosted by higher net financial income which rose from Ch$80,835 million (US$145.0 million) in 4Q 2003 to Ch$93,589 million (US$167.9 million) in 4Q 2004. Net financial income, which is calculated as the sum of net interest revenue and foreign exchange transactions (net), comprised 77.1% of operating revenues in 4Q 2004. The increase in net financial income was primarily due to a 4.2% growth in average interest earning assets and higher inflation experienced during the period. The increase in operating revenues


                                                                   Page 12 of 19
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur N(O) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Fourth Quarter 2004
--------------------------------------------------------------------------------

experienced during the quarter was partially offset by losses on the sale of financial instruments (net) which increased by Ch$3,431 million (US$6.2 million) to Ch$7,363 million (US$13.2 million). The variation between the two periods is explained by marked to market losses related to a cross currency swap transaction in the fourth quarter of the year.

Provisions, which amounted to Ch$20,915 million (US$37.5 million), showed an increase of 21.4% from the Ch$17,233 million (US$30.9 million) reported in the fourth quarter of 2003.

Operating expenses increased by 15.6% to Ch$69,847 million (US$125.3 million) compared to the fourth quarter of 2003, primarily due to higher personnel and administrative expenses associated with a higher headcount and variable compensation packages.

Price-level restatement losses totaled Ch$1,894 million (US$3.4 million) compared to price-level restatement gains of Ch$626 million (US$1.1 million) reported in 4Q 2003. The losses in 4Q 2004 reflect the higher inflation experienced during the period.

Net income increased by 9.7% to Ch$30,970 million (US$55.6 million) in 4Q 2004, boosted by the strong growth in fee income and financial income, which more than offset the increase in provisions for loan losses and operating expenses during the period.

FOOD & BEVERAGE SECTOR

The following table details Quinenco's proportionate share of income (loss) from investments in the Food & Beverage sector during 2003 and 2004:

                                 FOOD & BEVERAGE

--------------------------------------------------------------------------------------------------------------------
                                             Full Year                                          Full Year  Full Year
                   Ownership     4Q 2003          2003      3Q 2004      4Q 2004    4Q 2004          2004       2004
                           %        MCh$          MCh$         MCh$         MCh$       MUS$          MCh$       MUS$
--------------------------------------------------------------------------------------------------------------------
CCU                    30.8%       5,720        17,073        1,616        7,217       12.9        13,985       25.1
Indalsa (1)            97.0%      (1,342)       (2,082)        (805)      (2,402)      (4.3)       (3,962)      (7.1)
--------------------------------------------------------------------------------------------------------------------

                                       CCU

------------------------------------------------------------------------------------------------------
                                         Quarter                                Full Year
------------------------------------------------------------------------------------------------------
                            4Q 2003      4Q 2004      4Q 2004          2003         2004          2004
                               MCh$         MCh$         MUS$          MCh$         MCh$          MUS$
------------------------------------------------------------------------------------------------------
Sales                       120,956      126,499        226.9       393,666      420,638         754.6
Operating income (loss)      22,494       22,722         40.8        47,009       58,707         105.3
Net income (loss)            18,570       23,424         42.0        55,440       45,394          81.4
------------------------------------------------------------------------------------------------------
Total assets                                                        591,664      592,241       1,062.5
Shareholders' equity                                                285,741      302,104         542.0
------------------------------------------------------------------------------------------------------

Full Year 2004 Results

CCU's consolidated sales revenues rose by 6.9% to Ch$420,638 million (US$754.6 million), attributable to a 4.2% increase in volume sold and higher average prices. With the exception of wines, all of CCU's beverage segments experienced volume increases in 2004, most notably beer in Chile and Argentina. In general terms, volumes were influenced by the economic reactivation underway in Chile and to a certain extent, in Argentina, as well as the


                                                                   Page 13 of 19
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur N(O) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Fourth Quarter 2004
--------------------------------------------------------------------------------

addition of new products to CCU's portfolio, particularly Heineken. In addition, Finca La Celia began consolidating its export wine operation with VSP in January of 2004 and CCU entered the pisco segment in 2004, both of which also served to increase sales volumes for the year. Revenues by core businesses can be broken down as follows: beer Chile (38.8%), beer Argentina (9.6%), soft drinks/mineral water (28.6%), wine (19.5%) and others (3.5%) (worth noting is that pisco revenues are included with others).

Operating income jumped by 24.9% to Ch$58,707 million (US$105.3 million) in 2004, due to improvements in the operating performance across all of CCU's business segments. The increase in operating results associated with the beer segments in Chile and Argentina accounted for 73.9% of the total Ch$11,698 million (US$21.0 million) increase. Both of these segments benefited from volume and price increases as well as lower cost of goods sold related to the drop in the value of the US dollar. In addition, a 19.3% and a 34.6% rise in operating income from the soft drinks and wine segments (respectively) also contributed to the higher profit level and was mainly the result of a reduction in COGS in US dollars and SG&A expenses as a percentage of sales. EBITDA reached Ch$98,556 million (US$176.8 million) showing an increase of 11.3% over 2003.

CCU reported non-operating losses of Ch$6,178 million (US$11.1 million), compared to non-operating income of Ch$13,941 million (US$25.0 million) in 2003. The variation in non-operating results is mostly explained by an extraordinary gain in 2003 of Ch$20,617 million (US$37.0 million) on the sale of CCU's investment in Karlovacka. In spite of the marked improvement in CCU's operating performance in 2004, which was reflected in a 24.9% increase in its operating profits, net profit for the year dropped by 18.1% to Ch$45,394 million (US$81.4 million), as a result of the aforementioned reduction in non-operating results.

4Q 2004 Results

CCU's sales in the fourth quarter of 2004 grew by 4.6% compared to the fourth quarter of 2003, due to an increase in consolidated sales volumes, the effect of which was partially offset by lower average prices. Sales growth in volumes was led by the Argentine and Chilean beer segments which rose by 5.8% and 4.2%, respectively. These increases offset the modest 1.5% drop in wine volumes. Lower average prices are mostly explained by the reduction in average prices of soft drinks and beer in Chile.

Operating income increased by 1.0% to Ch$22,722 million (US$40.8 million). The increase in operating income was mainly due to the higher sales level achieved during the quarter although higher COGS and SG&A expenses partially offset this effect. The consolidated operating margin reached 18.0% of sales, compared to 18.6% in the same period of 2003. EBITDA amounted to Ch$32,081 million (US$57.6 million), flat when compared to the same quarter in 2003.

CCU reported non-operating income of Ch$624 million (US$1.1 million) compared to non-operating losses of Ch$3,288 million (US$5.9 million) in 4Q 2003. 4Q 2004 non-operating results benefited from a non-recurring sale of a property site and lower price-level restatement losses as well as a comparatively lower debt level and lower prevailing interest rates.

Net income improved by 26.1% in relation to 4Q 2003, amounting to Ch$23,424 million (US$42.0 million) for the quarter. The strong improvement in bottom line results was due to the aforementioned improvement in non-operating results and to a lesser extent, tax credits associated with the Argentine operation.


                                                                   Page 14 of 19
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur N(O) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Fourth Quarter 2004
--------------------------------------------------------------------------------

                 INDUSTRIA NACIONAL DE ALIMENTOS (EX-LUCCHETTI)

------------------------------------------------------------------------------------------------------
                                         Quarter                                Full Year
------------------------------------------------------------------------------------------------------
                            4Q 2003      4Q 2004      4Q 2004          2003         2004          2004
                               MCh$         MCh$         MUS$          MCh$         MCh$          MUS$
------------------------------------------------------------------------------------------------------
Sales                        13,932           (6)          --        60,593        1,090          2.0
Operating income (loss)         826         (229)        (0.4)        2,967         (329)        (0.6)
Net income (loss)            (1,400)      (2,476)        (4.4)       (2,189)      (4,107)        (7.4)
------------------------------------------------------------------------------------------------------
Total assets                                                         81,443       25,043         44.9
Shareholders' equity                                                 28,584       24,606         44.1
------------------------------------------------------------------------------------------------------

Full Year 2004 Results

Lucchetti sold its principal business, the Chilean-based pasta, edible oil and soup business (Lucchetti Chile) on March 31, 2004, recognizing a gain on sale (net of provisions) in connection with the disposal of Lucchetti Chile of Ch$2,946 million (US$5.3 million).

Following the divestiture of its Chilean pasta business, Empresas Lucchetti's remaining assets principally consist of its investment in Calaf, a joint venture with ECUSA, a subsidiary of CCU, acquired in January 2004 and Lucchetti Peru, which is in liquidation following the closure of its plant facilities in early 2003.

Indalsa reported a net loss of Ch$4,107 million (US$7.4 million) in 2004, mainly attributable to the liquidation of the Peru plant and facilities (included with other non-operating expenses), which amounted to Ch$5,732 million (US$10.3 million) and included a loss of the sale of machinery and equipment in Peru, write-off of intercompany receivables and legal expenses. This effect was partially offset by the aforementioned net gain on sale made in connection with the March disposal of Lucchetti Chile of Ch$2,946 million (US$5.3 million).

4Q 2004 Results

Indalsa reported a net loss of Ch$2,476 million (US$4.4 million) in the fourth quarter of 2004, mainly attributable to the liquidation of the Peruvian facilities, which included a write-off of intercompany receivables of Ch$2,381 million (US$4.3 million).


TELECOMMUNICATIONS SECTOR

The following table details Quinenco's proportionate share of income from investments in the Telecommunications sector during 2003 and 2004:

                               TELECOMMUNICATIONS

-----------------------------------------------------------------------------------------------------------------------------------
                                                           Full Year                                        Full Year    Full Year
                                  Ownership     4Q 2003         2003      3Q 2004     4Q 2004    4Q 2004         2004         2004
                                          %        MCh$         MCh$         MCh$        MCh$       MUS$         MCh$         MUS$
-----------------------------------------------------------------------------------------------------------------------------------
Telsur                                73.7%       1,656        5,604        1,206       1,362        2.4        5,053          9.1
Entel (1)                              5.7%         916        3,499           21       1,123        2.0        2,695          4.8
-----------------------------------------------------------------------------------------------------------------------------------

(1)   Non-controlling interest


                                                                   Page 15 of 19
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur N(O) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Fourth Quarter 2004
--------------------------------------------------------------------------------

                                     TELSUR

------------------------------------------------------------------------------------------------------
                                         Quarter                                Full Year
------------------------------------------------------------------------------------------------------
                            4Q 2003      4Q 2004      4Q 2004          2003         2004          2004
                               MCh$         MCh$         MUS$          MCh$         MCh$          MUS$
------------------------------------------------------------------------------------------------------
Sales                        13,435       13,597         24.4         52,755       52,940         95.0
Operating income (loss)       3,267        3,294          5.9         12,625       12,561         22.5
Net income (loss)             2,249        1,849          3.3          7,616        6,861         12.3
------------------------------------------------------------------------------------------------------
Total assets                                                         135,091      137,831        247.3
Shareholders' equity                                                  62,440       63,995        114.8
------------------------------------------------------------------------------------------------------

Full Year 2004 Results

Telefonica del Sur's revenues reached Ch$52,940 million (US$95.0 million) in 2004, varying only slightly from the Ch$52,755 million (US$94.6 million) reported in 2003. Although the sales level was constant, the revenue mix highly favored non-regulated services, which in 2004 accounted for 39% of total revenues, up from 35% in 2003. The Ch$2,444 million (US$4.4 million) or 13.2% growth in non-regulated services offset the decline in revenues associated with basic telephony and access charges, which fell by Ch$2,008 million (US$3.6 million) and Ch$252 million (US$0.5 million), respectively.

Fixed telephony traffic (in minutes) was down by 20.5%, following the downward trend seen throughout the industry as users come to depend more on internet and mobile communication alternatives. The number of fixed lines in services grew however by 4.4% to a total of 185,970 lines in service, fueled by prepaid subscribers. Long distance revenues were affected by lower prices, which more than offset the 6.7% increase in long distance traffic (in minutes) in 2004.

Internet revenue jumped in 2004 by 34.9% to Ch$6,113 million (US$11.0 million) in 2004, accounting for 11.5% of all sales. The strong growth in this area was due to a 91.0% increase in the number of wide band clients, which as of December 31, 2004 reached 25,401. Likewise, revenue from security and data services experienced rapid growth in 2004, increasing by 34.6% and 14.9%, respectively.

Basic telephony services accounted for 51.0% of all revenues, followed by user access charges (9.5%), long distance services (8.4%), public telephones (5.6%), internet (11.5%) and other non-regulated services (14.0%), which include security services, voice data, call center, telephone guides and equipment sales, among others.

Operating profits remained steady at Ch$12,561 million (US$22.5 million), varying by less than 1% from 2003. Selling, general and administrative expense as a percentage of sales was 26.7%, compared to 27.0% in 2003. Telsur's cash generating capacity remained strong in 2004 with EBITDA reaching Ch$25,577 million (US$45.9 million), almost unchanged from the Ch$25,639 million (US$46.0 million) reported in 2003. Free cash flow was mainly used to fund CAPEX and dividends and debt service obligations.

Non-operating losses increased from Ch$2,867 million (US$5.1 million) in 2003 to Ch$3,484 million (US$6.3 million) in 2004. Non-operating results were dragged down by costs associated with a debt restructuring carried out in the latter part of 2004 amounting to Ch$209 million (US$0.4 million). In addition, 2003 non-operating results included non-recurring income of Ch$532 million (US$1.0 million), which also explains the variation between the two periods.


                                                                   Page 16 of 19
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QUINENCO S.A.
Enrique Foster Sur N(O) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Fourth Quarter 2004
--------------------------------------------------------------------------------

Net profit in 2004 amounted to Ch$6,861 million (US$12.3 million), representing a 9.9% decrease from the Ch$7,616 million (US$13.7 million) reported in 2003. The decline in bottom line results for the year was attributable to the aforementioned deterioration in non-operating results.

4Q 2004 Results

Telefonica del Sur's revenues reached Ch$13,597 million (US$24.4 million) up 1% from the Ch$13,435 million (US$24.1 million) reported in the fourth quarter of 2003. The revenue mix varied however, favoring non-regulated services, particularly Internet. A decline of 8.6%% in revenue associated with fixed telephony, access charges, long distance and public telephony was entirely offset by a 35.4% increase in revenues from Internet, security services, and business services, including data transmission. While in general terms substitution of fixed telephony for mobile telephony and other alternatives has continued to capture a portion of the company's traditional sale base, Telsur continues to bolster its product base to rely on revenue generation from non-regulated services.

Basic telephony services accounted for 45.3% of all revenues, followed by user access charges (11.1%), long distance services (8.2%), public telephones (5.8%), internet (12.9%) and other non-regulated services (16.7%), which include security services and business services, among others.

Operating profits grew by 0.8% during the quarter reaching Ch$3,294 million (US$5.9 million), in line with the growth in sales. SG&A expenses as a percentage of sales remained constant at 26.7%.

Telsur reported non-operating losses of Ch$870 million (US$1.6 million), compared to non-operating losses of Ch$348 million (US$0.6 million) reported in 4Q 2003. 4Q 2003 non-operating results included non-recurring income related to an insurance settlement, which mostly explains the lower non-operating results this quarter. Telsur reported net income of Ch$1,849 million (US$3.3 million), a decrease of 17.8% compared to the fourth quarter of 2003, due to the aforementioned reduction in non-operating results.

MANUFACTURING SECTOR

The following table details Quinenco's proportionate share of income (loss) from investments in the Manufacturing sector during 2003 and 2004:

                                  MANUFACTURING

-----------------------------------------------------------------------------------------------------------------------------------
                                                           Full Year                                         Full Year    Full Year
                                  Ownership     4Q 2003         2003      3Q 2004      4Q 2004    4Q 2004         2004         2004
                                          %        MCh$         MCh$         MCh$         MCh$       MUS$         MCh$         MUS$
-----------------------------------------------------------------------------------------------------------------------------------
Madeco (1)                            51.2%     (6,351)     (10,984)        1,563         397        0.7        4,615          8.3
-----------------------------------------------------------------------------------------------------------------------------------

                                     MADECO

------------------------------------------------------------------------------------------------------
                                         Quarter                                Full Year
------------------------------------------------------------------------------------------------------
                            4Q 2003      4Q 2004      4Q 2004          2003         2004          2004
                               MCh$         MCh$         MUS$          MCh$         MCh$          MUS$
------------------------------------------------------------------------------------------------------
Sales                        55,024       74,512        133.7       243,608      324,035        581.3
Operating income (loss)         179        4,692          8.4         7,643       25,176         45.2
Net income (loss)           (11,492)         778          1.4       (17,153)       8,512         15.3
------------------------------------------------------------------------------------------------------
Total assets                                                        362,518      342,910        615.2
Shareholders' equity                                                151,258      158,513        284.4
------------------------------------------------------------------------------------------------------


                                                                   Page 17 of 19
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur N(O) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Fourth Quarter 2004
--------------------------------------------------------------------------------

Full Year 2004 Results

Madeco's sales level rose by 33.0% to Ch$324,035 million (US$581.3 million) in 2004. The growth in sales during the year was mainly attributable to higher average prices of cables and brass mill products, mainly related to the increase in copper prices as well as higher volumes sold, which on a consolidated basis grew by 12.7%.

Sales corresponding to the cable business unit were up by Ch$52,983 million (US$95.1 million) or 46.8% to Ch$166,271 million (US$298.3 million) as a consequence of strong demand for copper wire and copper and aluminum cables in Madeco's main markets. Brass mill sales jumped during the period by 45.9% to Ch$84,026 million (US$150.7 million) due to large volume increases in Chile and Argentina, the effect of which was partially offset by lower coin blank sales. Sales growth experienced by the flexible packaging unit also contributed to the rise in consolidated sales, having grown by 5.5% to Ch$45,117 million (US$80.9 million), mainly as a result of higher exports and sales volumes in Chile. Sales of the aluminum profiles unit fell by 4.5% due to lower average prices, the effect of which was not offset by the higher volume sold during the year. Sales of the cable business unit accounted for 51.3% of total sales, followed by brass mills (25.9%), flexible packaging (13.9%) and aluminum profiles (8.9%).

The pronounced recovery in sales, gains in efficiency and a slight 0.4% decline in SG&A expenses translated directly into significantly higher operating profits for Madeco. The company's operating income increased from Ch$7,643 million (US$13.7 million) to Ch$25,176 million (US$45.2 million), attributable to the cable and brass mill business units. Operating profit by business unit can be broken down as follows: cable (41.7%), brass mills (32.4%), flexible packaging (12.7%) and aluminum profiles (13.2%).

The operating margin as a percentage of sales rose from 3.1% in 2003 to 7.8% in 2004. Likewise, the increase in EBITDA was significant, growing from Ch$18,992 million (US$34.1 million) in 2003 to Ch$35,961 million (US$64.5 million) in 2004.

Madeco reported non-operating losses of Ch$14,301 million (US$25.7 million), down by 36.8% from the Ch$22,628 million (US$40.6 million) reported in 2003, mostly explained by lower non-operating expenses, which in 2003 included asset write-offs and provisions for the liquidation of Optel in Brazil. In addition, a 13.9% reduction in interest expense and the absence of exchange rate losses due to the appreciation of the Chilean peso also served to reduce non-operating losses for the period.

Madeco's improved performance, both at the operating and non-operating level served to totally revert 2003's net loss of Ch$17,153 million (US$30.8 million). Madeco reported net income of Ch$8,512 million (US$15.3 million) in 2004. Worth highlighting is that 2004 is the first year since 1999 that Madeco has reported a positive bottom line.

4Q 2004 Results

Madeco's sales in the fourth quarter of 2004 increased by Ch$19,488 million (US$35.0 million) or 35.4% from Ch$55,024 million (US$98.7 million) to Ch$74,512 million (US$133.7 million), primarily attributable to higher sales of the wire and cable and brass mill business units, which rose by 52.8% and 37.9%, respectively. Wire and cable sales, which accounted for Ch$12,777 million (US$22.9 million) of the total increase, benefited from strong demand and higher average prices in its four principal markets, particularly Chile and Brazil. Higher average prices and volumes boosted brass mill sales by Ch$5,177 million (US$9.3 million). The increase in wire and cable and brass mill sales from foreign subsidiaries was partially offset by currency translations to Chilean pesos due to the 8.5% revaluation experienced vis-a-vis the close of the fourth quarter of 2003.


                                                                   Page 18 of 19
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur N(O) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Fourth Quarter 2004
--------------------------------------------------------------------------------

In general terms, the more favorable economic climate in Madeco's main markets, which stimulated investment, particularly in the construction sector in Chile, contributed to sales growth during the fourth quarter.

Sales of the wire and cable business unit (whose principal operation is Ficap Brazil) accounted for 49.6% of total sales, followed by brass mills (25.3%), flexible packaging (14.9%) and aluminum profiles (10.2%).

Sales outpaced the increase in cost of goods sold, resulting in a 72.3% increase in Madeco's gross income. This, coupled with a 7.1% decline in SG&A expenses served to boost operating income by Ch$4,513 million (US$8.1 million) to Ch$4,692 million (US$8.4 million). The improved operating performance was attributable to strong increases in the operating income of the wire & cable and brass mills business units. The company's operating margin as a percentage of sales was 6.3% versus nil one year ago. Likewise, EBITDA experienced important growth in 4Q 2004, reaching Ch$6,962 million (US$12.5 million) versus Ch$2,410 million (US$4.3 million) in the same quarter of 2003.

Non-operating losses amounted to Ch$3,713 million (US$6.7 million) versus Ch$10,354 million (US$18.6 million) in 4Q 2003. The reduction in non-operating losses was primarily due lower other non-operating expenses, which in the fourth quarter of 2003 included asset write-offs and provisions for the liquidation of Optel in Brazil. In 4Q 2004, non-operating losses were mainly composed of interest expense of Ch$3,306 million (US$5.9 million) of which Ch$1,260 million (US$2.3 million) was related to a charge to results for the amortization of goodwill associated with Madeco's Series A bonds, which were prepaid in the last quarter of the year.

Madeco reported net profit of Ch$778 million (US$1.4 million) for the fourth quarter of 2004, a dramatic improvement from the net loss of Ch$11,492 million (US$20.6 million) in 4Q 2003, attributable to the aforementioned improvements in Madeco's operating and non-operating performance during the quarter.


                                        #

All of Quinenco's Earnings and Press Releases and other relevant information on the Company, including quarterly financial statements, are available for viewing on the Company's website:

                                www.quinenco.cl
                              www.quinencogroup.com

                                                                   Page 19 of 19
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur N(O) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       QUINENCO S.A.

                                         By:   s/s Luis Fernando Antunez
                                             -----------------------------------
                                         Name: Luis Fernando Antunez
                                         Title: Authorized Representative

Dated: March 16, 2005